Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Fund A/C> + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. RIP Opportunities Pty Ltd <PIR Super Date of change 20 December 2019 Name of Director Peter Irwin Rubinstein Date of last notice 1 November 2019 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 Doc 2 Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held prior to change Irwin Biotech Nominees P/L <BIO A/C> 6,200,000 ordinary shares Irwin Biotech Nominees Pty Ltd <BIO A/C> 80,849,310 ordinary shares 5,000,000 Performance Rights Irwin Biotech Nominees Pty Ltd 2,000,000 ordinary shares Irwin Biotech Nominees Pty Ltd 26,582,700 ordinary shares (represented by 44,305 American Depositary Receipts) RIP Opportunities Pty Ltd 7,500,000 ordinary shares (represented by 12,500 American Depositary Receipts) RIP Opportunities Pty Ltd <PIR Super Fund A/C> 124,999,999 ordinary shares Class Unlisted options with an exercise price of $0.008 per option, expiring 29 October 2022 (Unlisted Options). Number acquired 125,000,000 Unlisted Options Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil

Appendix 3Y Change of Director’s Interest Notice issue as approved by shareholder under Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Irwin Biotech Nominees Pty Ltd <BIO A/C> + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Detail of contract Sub-underwriting Agreement Nature of interest Indirect Name of registered holder (if issued securities) RIP Opportunities Pty Ltd <PIR Super Fund A/C> Date of change 20 December 2019 No. of securities held after change Irwin Biotech Nominees P/L <BIO A/C> 6,200,000 ordinary shares Irwin Biotech Nominees Pty Ltd <BIO A/C> 80,849,310 ordinary shares 5,000,000 Performance Rights Irwin Biotech Nominees Pty Ltd 2,000,000 ordinary shares Irwin Biotech Nominees Pty Ltd 26,582,700 ordinary shares (represented by 44,305 American Depositary Receipts) RIP Opportunities Pty Ltd 7,500,000 ordinary shares (represented by 12,500 American Depositary Receipts) RIP Opportunities Pty Ltd <PIR Super Fund A/C> 124,999,999 ordinary shares 125,000,000 Unlisted Options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Unlisted Options issued pursuant to the sub-underwritingofnon-renounceablerights Resolution 6 at the Company’s Annual General Meeting held on 28 November 2019.

Appendix 3Y Change of Director’s Interest Notice Part 3 – +Closed period + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011 Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided? No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Agreement to be issued, subject to shareholder approval, 125,000,000 unlisted options with an exercise price of $0.008 per option, each option exercisable for one fully paid ordinary share in the Company at any time up to and including 5pm on 29 October 2022. Interest acquired N/A Interest disposed Agreement to be issued, subject to shareholder approval, 125,000,000 unlisted options with an exercise price of $0.008 per option, each option exercisable for one fully paid ordinary share in the Company at any time up to and including 5pm on 29 October 2022. Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Issued in part consideration for sub-underwriting of the Company’s Non-Renounceable Rights. Interest after change N/A

Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. JGM Investment Group (The Muchnicki Family A/C) Date of change 20 December 2019 No. of securities held prior to change MJGD Nominees Pty Ltd 207,103,424 ordinary shares JGM Investment Group (The Muchnicki Family A/C) 9,400,000 ordinary shares MJGD Nominees Pty Ltd (BSMI A/C) 4,849,129 ordinary shares 6,250,000 Performance Rights Name of Director Jerzy Muchnicki Date of last notice 1 November 2019 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328

Appendix 3Y Change of Director’s Interest Notice underwritingofnon-renounceable rights Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Detail of contract Sub-underwriting Agreement Nature of interest Indirect Name of registered holder (if issued securities) MJGD Nominees Pty Ltd Date of change 20 December 2019 Class Unlisted options with an exercise price of $0.008 per option, expiring 29 October 2022 (Unlisted Options). Number acquired 125,000,000 Unlisted Options Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change MJGD Nominees Pty Ltd 207,103,424 ordinary shares JGM Investment Group (The Muchnicki Family A/C) 9,400,000 ordinary shares 125,000,000 Unlisted Options MJGD Nominees Pty Ltd (BSMI A/C) 4,849,129 ordinary shares 6,250,000 Performance Rights Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Unlisted Options issued pursuant to the sub-issue as approved by shareholder under Resolution 6 at the Company’s Annual General Meeting held on 28 November 2019.

Appendix 3Y Change of Director’s Interest Notice Part 3 – +Closed period + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided? No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Agreement to be issued, subject to shareholder approval, 125,000,000 unlisted options with an exercise price of $0.008 per option, each option exercisable for one fully paid ordinary share in the Company at any time up to and including 5pm on 29 October 2022. Interest acquired N/A Interest disposed Agreement to be issued, subject to shareholder approval,125,000,000unlistedoptionswithan exercise price of $0.008 per option, each option exercisable for one fully paid ordinary share in the Company at any time up to and including 5pm on 29 October 2022. Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Issued in part consideration for sub-underwriting of the Company’s Non-Renounceable Rights. Interest after change N/A